[AUSTIN GOLD LETTERHEAD]

January 4, 2022

Division of Corporation Finance
Office of Energy & Transportation

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Responses to the Securities and Exchange Commission

Staff Comments dated November 22, 2021

Austin Gold Corp.

Amendment No. 1 to Registration Statement on Form S-1
Filed November 10, 2021

File No. 333-260404

Ladies and Gentlemen:

This letter responds to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) set forth in your letter dated November 22, 2021 (the “Comment Letter”) regarding the above-referenced Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”) of Austin Gold Corp. (the “Company”, or “our”). For your convenience, the Company’s numbered responses below contain each of the Staff’s comments from the Comment Letter and correspond to the numbered comments contained in the Comment Letter.

Our responses are as follows:.

Form S-1/A1 filed November 10, 2021

Financial Statements

Note 10 – Subsequent Events, page F-22

Staff Comment No. 1

1.	We note your disclosure on page 1 stating that on October 25, 2021, you completed a consolidation of your common shares on a 3:1 basis, although disclosure in Note 10 indicates that shares and other equity instruments in your financial statements are shown on a pre-consolidated basis.

Tell us why you have not adjusted the share based information in your annual and interim financial statements, on a retrospective basis, as would appear to be necessary to conform to the guidance in paragraph 64 of IAS 33, and SAB Topic 4:C.

Company Response

1.	Upon review of paragraph 64 of IAS 33, and SAB Topic 4:C, we have determined that the financial statements should have been adjusted to reflect the 3:1 share consolidation. We have filed the adjusted financial statements with Amendment No. 2 to the Registration Statement filed concurrently herewith.

United States Securities and Exchange Commission
January 4, 2022

General

Staff Comment No. 2

2.	We note your disclosure that you have granted the underwriter an option to purchase up to an additional 450,000 common shares. However, it does not appear that such shares have been included in the calculation of the proposed maximum aggregate offering price in your fee table. Similarly, it does not appear that the shares that may be issuable upon the exercise of additional Underwriter Warrants issued if the underwriter exercises the overallotment option have been included in such proposed maximum aggregate offering price. Please advise.

Company Response No. 2

2.	We have revised the fee calculation in Amendment No. 2 to the Registration Statement to account for the underwriter option to purchase up to an additional 450,000 common shares and to adjust the number of shares issuable upon exercise of the Underwriter Warrants if the underwriter exercises its option.

Should you have any further comments or questions about the amended Registration Statement or this letter, please contact our legal counsel, Jason K. Brenkert of Dorsey & Whitney LLP at 303-352-1133 or brenkert.jason@dorsey.com. We thank you for your time and attention.

Very truly yours,

AUSTIN GOLD CORP.

By:	/s/ Dennis Higgs
Dennis Higgs
President